HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02015499

SUPPL

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

February 6, 2002

SEC FILE NO. 82-3869

RECEIVED
FEB 26 2002

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Yeebo (International Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Yeebo (International Holdings) Limited (the "Company"), S.E.C. File No. 82-3869, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's interim report 2001; and

(2) The Company's announcement regarding the interim results for the six months ended September 30, 2001, dated December 17, 2001, published (in English language) in Hong Kong iMail and published (in Chinese language) in Hong Kong Economic Times, both on December 18, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dw 3/1

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Yeebo (International Holdings) Limited

YEEBO

To: Ms Lai
Fax: 2810 6242

NOTICES

YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2001

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2001. The interim report for the six months ended 30th September, 2001 has been reviewed by the Company's audit committee and the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.9.2001 (Unaudited) HK$'000	30.9.2000 (Unaudited) HK$'000
Turnover		137,173	148,349
Cost of sales		(115,739)	(130,787)
Gross profit		21,434	17,562
Other revenue		3,483	2,574
Distribution costs		(2,879)	(1,750)
Administrative expenses		(15,168)	(14,787)
Loss on discontinuance of a business	4	(3,021)	–
Profit from operations	5	3,849	3,599
Finance costs		(41)	(100)
Net profit for the period		3,808	3,499
Earnings per share	8		
Basic		HK 0.37 cent	HK 0.55 cent
Diluted		HK 0.37 cent	HK 0.52 cent

There were no recognised gains or losses other than the net profit for the period.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2001.

During the period, the Group adopted for the first time the accounting policy for investment properties as follows:

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market values based on independent professional valuations at the year end date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or

8. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30.9.2001 (Unaudited) HK$'000	30.9.2000 (Unaudited) HK$'000
Earnings for the purposes of basic and diluted earnings per share	3,808	3,499
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,018,378,291	640,489,631
Effect of dilutive share options	11,290,362	27,184,008
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,029,668,653	667,673,639

9. **LITIGATION**

In respect of the litigation between Kin Son Mikyway Electronic Holdings Ltd. and the Company as disclosed in note 31 to the financial statements of the Company for the year ended 31st March, 2001, there was no material progress during the period and up to the date of this report.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17th April, 1997 and the deed of indemnity entered into between Antrix Investment Limited ("Antrix"), a shareholder of the Company, and the Company dated 31st March, 2001, any settlement of the above outstanding litigation up to a maximum of HK$26.1 million will ultimately be borne and indemnified by Antrix. Accordingly, no provision has been made in the condensed financial statements.

10. **RELATED PARTY TRANSACTIONS**

(a) During the period, the Group purchased materials of HK$394,000 (nil for the six months ended 30th September, 2000) from Cando Corporation, a substantial shareholder of the Company. The transactions were carried out at terms agreed by both parties.

(b) An amount due to Cando Corporation, of HK$2,081,080 (HK$11,196,000 as at 31st March, 2001) is shown under "trade and other payables" in the balance sheet as at 30th September, 2001. The amount is unsecured, interest-free and was derived from trading activities.

11. **CAPITAL COMMITMENTS**

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Capital expenditure in respect of acquisition of plant and machinery authorised but not provided in the condensed financial statements	4,632	–

12. **POST BALANCE SHEET EVENT**

Subsequent to 30th September, 2001, certain eligible employees of the Company exercised options to subscribe for 25,184,880 ordinary shares in the Company at an exercise price of HK$0.20 per share for an aggregate consideration of approximately HK$5,037,000.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

Turnover for the six months ended 30th September, 2001 amounted to HK$137 million, which represented a decrease of 7.5% when comparing with the corresponding period. The decrease in turnover was attributable to the decrease in demand for LCD products during the current economic downturn. The gross profit ratio, however, increased from 11.8% in the corresponding period to 15.6% during the period, as a result of the success in controlling the costs of material and production during the period.

With a view to diversify our customer base and to increase our market share, we started to build up a strong marketing team to handle customer service. Accordingly, distribution cost increased while the administrative expenses remained relatively stable.

During the period, we would like to focus on our LCD and other profitable business and scaled down the

RINCIPAL ACCOUNTING POLICIES

he condensed financial statements have been prepared under the historical cost convention.

he accounting policies adopted are consistent with those followed in the preparation of [illegible] roup's annual financial atements for the year ended 31st March, 2001.

uring the period, the Group adopted for the first time the accounting policy for investment properties as follows:

nvestment properties

nvestment properties are completed properties which are held for their investment potential, any rental income being egotiated at arm's length.

nvestment properties are stated at open market values based on independent professional valuations at the year end date. ny surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment roperty revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess f the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income atement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently ises, this surplus is credited to the income statement to the extent of the deficit previously charged.

n disposal of an investment property, the balance of the investment property revaluation reserve attributable to that roperty is transferred to the income statement.

o depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or ss.

n the current period, the Group has also adopted, for the first time, a number of new and revised SSAPs which have sulted in the adoption of the following new accounting policy.

egmental reporting

n the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP o. 26 "*Segment Reporting*". Segment disclosures for the six months ended 30th September 2000 have been amended so at they are presented on a consistent basis.

EGMENTAL INFORMATION

) Business segments

For the six months ended 30th September:

	Liquid Crystal Display 2001 HK$'000 (Unaudited)	Liquid Crystal Display 2000 HK$'000 (Unaudited)	Others 2001 HK$'000 (Unaudited)	Others 2000 HK$'000 (Unaudited)	Total 2001 HK$'000 (Unaudited)	Total 2000 HK$'000 (Unaudited)
Revenue	126,271	142,294	11,460	8,187	137,731	150,481
Contribution to profit (loss) from operations	6,866	7,541	(3,383)	(1,989)	3,483	5,552
Interest income					2,925	442
Unallocated overheads					(2,559)	(2,395)
Finance costs					(41)	(100)
Net profit for the period					3,808	3,499

) Geographical segments

For both periods, over 90% of the Group's revenue and contribution to profit from operations were derived from sales to customers based in Hong Kong. Accordingly, a geographical analysis is not presented.

OSS ON DISCONTINUANCE OF A BUSINESS

he Group's long-term strategy is to focus its activities in the areas of the sale and manufacture of Liquid Crystal isplay. Accordingly, the Group has made provision for loss on discontinuance of a business as follows:

	Six months ended 30.9.2001 (Unaudited) HK$'000	Six months ended 30.9.2000 (Unaudited) HK$'000
ovision for bad and doubtful debts	1,591	–
rite down of property, plant and equipment	1,430	–
	3,021	–

e revenue and contribution to results from operation of this business are included in "Others" in the business segment alysis on note 3(a) above.

d the loss on discontinuance of a business of HK$3,021,000 been excluding from the calculation of earnings per share, basic and fully diluted earnings per share for the current period would have been HK0.67 cent and HK0.66 cent, spectively.

OFIT FROM OPERATIONS

ofit from operations has been arrived at after charging (crediting):

	Six months ended 30.9.2001 (Unaudited) HK$'000	Six months ended 30.9.2000 (Unaudited) HK$'000
preciation	7,613	8,023
erest income	(2,925)	(442)

XATION

provision for taxation has been made in the condensed financial statements as the Group had no estimated assessable fit for both periods.

VIDENDS

directors do not recommend the payment of an interim dividend for both periods.

Authorised but not provided in the condensed financial statements	4,632	–

12. POST BALANCE SHEET EVENT

Subsequent to 30th September, 2001, cer[illegible] ligible employees of the Company exercised options to subscribe for 25,184,880 ordinary shares in the Compan[illegible] exercise price of HK$0.20 per share for an aggregate consideration of approximately HK$5,037,000.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

Turnover for the six months ended 30th September, 2001 amounted to HK$137 million, which represented a decrease of 7.5% when comparing with the corresponding period. The decrease in turnover was attributable to the decrease in demand for LCD products during the current economic downturn. The gross profit ratio, however, increased from 11.8% in the corresponding period to 15.6% during the period, as a result of the success in controlling the costs of material and production during the period.

With a view to diversify our customer base and to increase our market share, we started to build up a strong marketing team to handle customer service. Accordingly, distribution cost increased while the administrative expenses remained relatively stable.

During the period, we would like to focus on our LCD and other profitable business and scaled down the operation of our PCB division. As a result, approximately HK$1.6 million was provided on the receivables and HK$1.4 million was written down on property, plant and equipment on our PCB business.

Net profit for the period amounted to HK$3.8 million which represented an increase of 8.8% over last year. The increase was mainly attributable to the improvement in gross profit ratio mentioned above.

Order book

Our commitment of providing LCD products with prompt delivery and the most competitive prices continues to enable us to gain support from customers. With mass production capacity, improved product quality and better customer service, our outstanding orders continue to increase. Monthly sales in both October and November 2001 exceeded HK$25 million which were higher than the average monthly sales of HK$22.9 million during April to September, 2001.

Prospect

A new production line costing approximately HK$20 million for producing high end LCD products is being installed at the moment and we expect the new line would be operational in early 2002. This additional line will further increase our production capacity by approximately 20% and can further improve our product quality. The cost of this new production line is wholly financed by our internal resources.

Employment and remuneration policy

As at 30th September, 2001, the Group employed 4,884 employees, of which 58 in Hong Kong and 4,826 in the PRC.

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory and voluntary provident fund scheme, share option scheme and medical insurance.

Liquidity and financial resources

The Group's working capital as at 30th September, 2001 amounted to HK$266 million. Current assets comprised inventories of HK$77.8 million, trade and other receivables of HK$74.8 million, other receivables, bank balances and cash of HK$171.3 million. The decrease in inventories was due to our goal of reducing our inventory level during the period.

As at 30th September, 2001, the Group had total assets of HK$413.2 million which were financed by current liabilities of HK$58.1 million and shareholders' equity of HK$355.1 million.

As at 30th September, 2001, the Group's current ratio as a ratio of current assets to current liabilities, was 5.57 (31st March, 2001: 5.28) and the gearing ratio, as a ratio of total liabilities to total assets, was 0.14 (31st March, 2001: 0.15), which showed further improvement in liquidity.

Bank borrowings amounted to HK$2,461,000 which related to trade finance and were not secured by any assets of the Group. As at 30th September, 2001, the Group did not have any material exposure to fluctuation in exchange rates.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company has not compiled with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of securities of the Company or by any of its subsidiaries during the six months ended 30th September, 2001.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th December, 2001

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

中期業績
截至二零零一年九月三十日止六個月

億都（國際控股）有限公司（「本公司」）董事會公佈本公司及其附屬公司（「本集團」）截至二零零一年九月三十日止六個月之未經審核綜合業績。截至二零零一年九月三十日止六個月之中期報告已由本公司之審核委員會及核數師審閱。

簡明綜合收益表

	附註	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
營業額		137,173	148,349
銷售成本		(115,739)	(130,787)
毛利		21,434	17,562
其他收益		3,483	2,574
分銷成本		(2,879)	(1,750)
行政支出		(15,168)	(14,787)
已終止業務之虧損	4	(3,021)	—
經營溢利	5	3,849	3,599
融資成本		(41)	(100)
期內溢利淨額		3,808	3,499
每股盈利	8		
基本		0.37港仙	0.55港仙
攤薄		0.37港仙	0.52港仙

除溢利淨額外，期內概無已確認之收益或虧損。

簡明財務報表附註

1. 編製基準

本簡明財務報表已根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露規定及由香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。

2. 主要會計政策

本簡明財務報表乃根據歷史成本慣例而編製。

所採用之會計政策與本集團截至二零零一年三月三十一日止年度之全年財務報表所採用者相符。

於本期間，本集團首次就物業投資採納下列會計準則：

投資物業

投資物業指持作可作投資之落成物業，任何租金收入乃按公平原則磋商釐訂。

投資物業乃按彼等由獨立專業估值師於年結日釐訂之公開市值列帳。任何因重估投資物業所產生之重估增加或減少乃計入或自投資物業重估儲備中扣除，除非儲備之結餘不足以抵銷重估減少，而從重估減少取投資物業重

8. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
用以計算每股基本及攤薄盈利之盈利	3,808	3,499
用以計算每股基本盈利之普通股加權平均數	1,018,378,291	640,489,631
購股權之攤薄影響	11,290,362	27,184,008
用以計算每股攤薄盈利之普通股加權平均數	1,029,668,653	667,673,639

9. 訴訟

就於本公司截至二零零一年三月三十一日止年度之財務報表附註31所披露之深圳天河達生股份有限公司與本公司之訴訟，於直至本報告日期止期間，概無重大進展。

根據本公司與有關各方於一九九七年四月十七日簽訂之借貸重組協議，以及本公司之股東Antrix Investment Limited（「Antrix」）與本公司於二零零一年三月三十一日訂立之賠償契據，上述未完結之訴訟之任何賠償最高逾26,100,000港元，將最終由Antrix負責及賠償。因此，本公司並無於簡明財務報表作出撥備。

10. 關連人士交易

(a) 期內，本集團向本公司之主要股東創應股份有限公司購入394,000港元之物料（截至二零零零年九月三十日止六個月：無）。此等交易已按雙方同意之條款進行。

(b) 結欠創應股份有限公司之金額為2,081,000港元（二零零一年三月三十一日：11,196,000港元），已於二零零一年九月三十日之資產負債表中呈列為「貿易及其他應付款項」。此筆款項為無抵押、免息及衍生自貿易。

11. 資本承擔

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
已授權但並無在簡明財務報表中撥備之有關購買廠房及機器之資本開支	4,632	—

12. 結算日後事項

於二零零一年九月三十日後，本公司若干合資格員工行使購股權，按每股0.20港元之行使價認購25,184,880股本公司普通股，合共代價約5,037,000港元。

管理層論述及分析

業務回顧

截至二零零一年九月三十日止六個月之營業額為137,000,000港元，較去年同期下跌7.5%。營業額下跌是由

……出售投資物業時，應計入該物業之投資物業重估儲備之結餘將撥入損益表。

概無就投資物業提撥折舊，惟有關租期在20年或以下之未屆滿年期除外。

於本期間，本集團亦已首次採納若干條新及經修訂之會計實務準則，故需採納下列新會計政策。

分類報告

於本期間，本集團已更改界定可報告分類資料之基準為會計實務準則第26號「分類報告」所規定之基準。截至二零零零年九月三十日止六個月之分類披露已予修訂以按貫徹之基準呈列。

3. 分類資料

(a) 業務分類

截至九月三十日止六個月：

	液晶顯示屏		其他		總計	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元
	（未經審核）	（未經審核）	（未經審核）	（未經審核）	（未經審核）	（未經審核）
收益	126,271	342,294	11,460	8,187	137,731	350,481
業務應佔之溢利（虧損）	6,866	7,541	(3,383)	(1,989)	3,483	5,552
利息收入					2,925	442
未分配公司成本					(2,559)	(2,395)
融資成本					(41)	(100)
期內溢利淨額					3,808	3,499

(b) 地區分類

於兩個期間，本集團逾90%之收益及業務應佔溢利來自於香港之客戶銷售額，因此，並無呈列地區分析。

4. 已終止業務虧損

本集團之長期政策為將業務集中於銷售及製造液晶顯示屏，故本集團已為已終止業務作出下列撥備：

	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
呆壞賬撥備	1,591	—
物業、廠房及設備撇銷	1,430	—
	3,021	—

此業務之收益及應佔之業績包括上文附註3(a)中「其他」之業務分類分析。

倘已終止業務虧損3,021,000港元已在計算每股盈利時扣除，則本期間之基本及全面攤薄盈利將分別為0.67港仙及0.66港仙。

5. 經營溢利

經營溢利經扣除（計入）下列各項：

	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
折舊	7,613	8,023
利息收入	(2,925)	(442)

6. 稅項

由於本集團於兩個期間內並無估計應課稅溢利，故並無於簡明財務報表內就稅項作出撥備。

7. 股息

董事會不建議派發於兩個期間之中期股息。

……內成功控制物料及生產之成本。

為擴闊本公司之客戶基礎及提高市場佔有率，本公司成立市場銷售小組處理客戶服務。因此，分銷成本上升而行政費用則維持穩定。

期內，本公司將專注於LCD及其他有利可圖之業務，並將本公司之PCB業務之規模縮減，因此，本公司就PCB業務之應收款項撥備約1,600,000港元及就物業、廠房及設備撇銷1,400,000港元。

本期間之溢利淨額為3,800,000港元，較去年上升8.8%。此乃主要由於上述毛利率得以改善。

訂貨量

本公司在提供LCD產品時，一向奉行交貨快捷以及價格相宜之承諾，此項承諾令本公司能繼續贏得客戶之支持。憑藉龐大之生產力，本公司可改善產品質素及客戶服務，訂單數目仍持續增加。二零零一年十月及十一月兩個月之銷售額均超逾25,000,000港元，遠高於二零零一年四月至九月之每月平均銷售額22,900,000港元。

展望

本公司正安裝能生產高檔次LCD產品之全新生產線，其成本約為20,000,000港元，預期新生產線將於二零零二年初投產。此條新增之生產線可進一步提高本公司之生產力約20%，並進一步改善本公司之產品質素。此新生產線之成本全部由本公司之內部資源撥付。

僱員及薪酬政策

於二零零一年九月三十日，本集團僱用4,884名員工，其中58名位於香港，其餘4,826名位於中國。

薪酬政策及本集團員工之薪酬組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性及自願性公積金計劃、購股權計劃及醫療保險。

流動資金及財政資源

本集團於二零零一年九月三十日之營運資金為266,000,000元。流動資產包括77,800,000港元之存貨、74,800,000港元之貿易及其他應收款項、171,300,000港元之其他應收款項、銀行結存及現金。由於本公司降低存貨水平之目標，本集團於期內之存貨量下降。

於二零零一年九月三十日，本集團之總資產合共413,200,000港元，其資金來源於流動負債58,100,000港元及股東資金355,100,000港元。

於二零零一年九月三十日，本公司之流動比率，即流動資產與流動負債之比率為5.57（二零零一年三月三十一日：5.28），資產與負債比率，即總負債與總資產之比率為0.14（二零零一年三月三十一日：0.15），可見流動性方面大有改善。

銀行借貸約2,461,000港元，借貸乃與貿易融資有關，且並無以本集團任何資產擔保。於二零零一年九月三十日，本集團在匯率波動方面並無重大影響。

遵守最佳應用守則

本公司各董事均不知悉任何資料可合理顯示本公司並未遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無指定委任年期而須根據本公司之公司細則於股東週年大會上輪值退任及重選連任除外。

買賣及贖回上市證券

於截至二零零一年九月三十日止六個月，本公司或其任何附屬公司並無買賣或贖回其證券。

於聯交所網址刊登中期業績

詳細之業績將於適當時於聯交所網址上刊登，當中包括上市規則附錄16第46(1)至46(6)段規定刊載之所有資料。

承董事會命
公司秘書
林錦祥

香港，二零零一年十二月十七日



Interim Report 2001

For the six months ended 30th September 2001

Yeebo (International Holdings) Limited

(Incorporated in Bermuda with limited liability)

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2001. The interim report for the six months ended 30th September, 2001 has been reviewed by the Company's audit committee and the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
		30.9.2001	30.9.2000
		(Unaudited)	(Unaudited)
	Notes	**HK$'000**	HK$'000
Turnover		**137,173**	148,349
Cost of sales		**(115,739)**	(130,787)
Gross profit		**21,434**	17,562
Other revenue		**3,483**	2,574
Distribution costs		**(2,879)**	(1,750)
Administrative expenses		**(15,168)**	(14,787)
Loss on discontinuance of a business	*4*	**(3,021)**	–
Profit from operations	*5*	**3,849**	3,599
Finance costs		**(41)**	(100)
Net profit for the period		**3,808**	3,499
Earnings per share	*8*		
Basic		**HK 0.37 cent**	HK 0.55 cent
Diluted		**HK 0.37 cent**	HK 0.52 cent

There were no recognised gains or losses other than the net profit for the period.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Non-current assets			
Investment properties	9	2,378	–
Property, plant and equipment	10	84,910	87,038
Club membership debenture		1,959	1,959
		89,247	88,997
Current assets			
Inventories		77,813	94,039
Trade and other receivables	11	74,861	62,378
Bank balances and cash		171,259	167,148
		323,933	323,565
Current liabilities			
Trade and other payables	12 & 17	55,471	54,934
Bills payable	13	–	2,894
Tax liabilities		193	193
Bank borrowings, unsecured		2,461	3,294
		58,125	61,315
Net current assets		265,808	262,250
		355,055	351,247
Capital and reserves			
Share capital	14	203,676	203,676
Reserves	15	151,379	147,571
		355,055	351,247

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	
	30.9.2001	30.9.2000
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash inflow (outflow) from operating activities	**15,885**	(3,361)
Net cash inflow from returns on investments and servicing of finance	**2,911**	361
Taxation paid	**–**	(57)
Net cash outflow from investing activities	**(13,852)**	(8,363)
Increase (decrease) in cash and cash equivalents	**4,944**	(11,420)
Cash and cash equivalents at beginning of the period	**163,854**	25,775
Cash and cash equivalents at end of the period	**168,798**	14,355
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**171,259**	17,161
Bank borrowings, unsecured	**(2,461)**	(2,806)
	168,798	14,355

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2001.

During the period, the Group adopted for the first time the accounting policy for investment properties as follows:

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market values based on independent professional valuations at the year end date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

In the current period, the Group has also adopted, for the first time, a number of new and revised SSAPs which have resulted in the adoption of the following new accounting policy.

Segmental reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP No. 26 "Segment Reporting". Segment disclosures for the six months ended 30th September 2000 have been amended so that they are presented on a consistent basis.

3. SEGMENTAL INFORMATION

(a) Business segments

For the six months ended 30th September:

	Liquid Crystal Display		Others		Total	
	2001	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
Revenue	**126,271**	142,294	**11,460**	8,187	**137,731**	150,481
Contribution to profit (loss) from operations	**6,866**	7,541	**(3,383)**	(1,989)	**3,483**	5,552
Interest income					**2,925**	442
Unallocated overheads					**(2,559)**	(2,395)
Finance costs					**(41)**	(100)
Net profit for the period					**3,808**	3,499

(b) Geographical segments

For both periods, over 90% of the Group's revenue and contribution to profit from operations were derived from sales to customers based in Hong Kong. Accordingly, a geographical analysis is not presented.

4. LOSS ON DISCONTINUANCE OF A BUSINESS

The Group's long-term strategy is to focus its activities in the areas of the sale and manufacture of Liquid Crystal Display. Accordingly, the Group has made provision for loss on discontinuance of a business as follows:

	Six months ended	
	30.9.2001	30.9.2000
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Provision for bad and doubtful debts	**1,591**	–
Write down of property, plant and equipment	**1,430**	–
	3,021	–

The revenue and contribution to results from operation of this business are included in "Others" in the business segment analysis on note 3(a) above.

Had the loss on discontinuance of a business of HK$3,021,000 been excluding from the calculation of earnings per share, the basic and fully diluted earnings per share for the current period would have been HK0.67 cent and HK0.66 cent, respectively.

5. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging (crediting):

	Six months ended	
	30.9.2001	30.9.2000
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Depreciation	**7,613**	8,023
Interest income	**(2,925)**	(442)

6. TAXATION

No provision for taxation has been made in the condensed financial statements as the Group had no estimated assessable profit for both periods.

7. DIVIDENDS

The directors do not recommend the payment of an interim dividend for both periods.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.9.2001	30.9.2000
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share	**3,808**	3,499
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,018,378,291**	640,489,631
Effect of dilutive share options	**11,290,362**	27,184,008
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,029,668,653**	667,673,639

9. INVESTMENT PROPERTIES

During the period, the Group reclassified certain of its land and buildings at their carrying value of approximately HK$2,378,000 to investment properties.

10. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$9,978,000 (HK$2,231,000 for the six months ended 30th September, 2000) on the additions to property, plant and equipment to expand its operations.

11. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 30-90 days to its trade customers.

The following is an aged analysis of trade receivables at the reporting date:

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Within 30 days	**23,025**	23,461
31 to 60 days	**19,621**	16,895
61 to 90 days	**14,259**	9,009
91 to 120 days	**8,090**	8,369
Over 120 days	**2,194**	1,185
Trade receivables	**67,189**	58,919
Other receivables	**7,672**	3,459
	74,861	62,378

12. TRADE AND OTHER PAYABLES

The following is an aged analysis of trade payables at the reporting date:

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Within 30 days	**4,733**	4,403
31 to 60 days	**8,369**	3,728
61 to 90 days	**2,140**	2,706
91 to 120 days	**1,463**	5,602
Over 120 days	**4,440**	7,681
Trade payables	**21,145**	24,120
Other payables	**34,326**	30,814
	55,471	54,934

13. BILLS PAYABLES

The following is an aged analysis of bills payable at the balance sheet date:

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Within 30 days	–	2,164
31 to 60 days	–	730
	–	2,894

14. SHARE CAPITAL

	Number of shares '000	Amount HK$'000
Ordinary shares of HK$0.20 each		
Authorised:		
At beginning and end of the period	2,000,000	400,000
Issued and fully paid:		
At 1st April, 2000 (audited)	640,490	128,098
Issue of shares	377,889	75,578
At 31st March, 2001 (audited) and 30th September, 2001 (unaudited)	1,018,379	203,676

15. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Capital redemption reserve HK$'000	Accumulated (loss) profit HK$'000	Total HK$'000
At 1st April, 2000 (audited)	77,508	2,125	1,347	(9,008)	71,972
Premium arising on issue of shares	70,000	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	(205)
Profit for the year	–	–	–	5,804	5,804
At 31st March, 2001 and 1st April, 2001 (audited)	147,303	2,125	1,347	(3,204)	147,571
Net profit for the period	–	–	–	3,808	3,808
At 30th September, 2001 (unaudited)	147,303	2,125	1,347	604	151,379

16. LITIGATION

In respect of the litigation between Kin Son Mikyway Electronic Holdings Ltd. and the Company as disclosed in note 31 to the financial statements of the Company for the year ended 31st March, 2001, there was no material progress during the period and up to the date of this report.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17th April, 1997 and the deed of indemnity entered into between Antrix Investment Limited ("Antrix"), a shareholder of the Company, and the Company dated 31st March, 2001, any settlement of the above outstanding litigation up to a maximum of HK$26.1 million will ultimately be borne and indemnified by Antrix. Accordingly, no provision has been made in the condensed financial statements.

17. RELATED PARTY TRANSACTIONS

(a) During the period, the Group purchased materials of HK$394,000 (nil for the six months ended 30th September, 2000) from Cando Corporation, a substantial shareholder of the Company. The transactions were carried out at terms agreed by both parties.

(b) An amount due to Cando Corporation, of HK$2,081,000 (HK$11,196,000 as at 31st March, 2001) is shown under "trade and other payables" in the balance sheet as at 30th September, 2001. The amount is unsecured, interest-free and was derived from trading activities.

18. CAPITAL COMMITMENTS

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Capital expenditure in respect of acquisition of plant and machinery authorised but not provided in the condensed financial statements	**4,632**	–

19. POST BALANCE SHEET EVENT

Subsequent to 30th September, 2001, certain eligible employees of the Company exercised options to subscribe for 25,184,880 ordinary shares in the Company at an exercise price of HK$0.20 per share for an aggregate consideration of approximately HK$5,037,000.

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF
YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 9.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an Interim Financial Report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2001.

Hong Kong, 17th December, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

Turnover for the six months ended 30th September, 2001 amounted to HK$137 million, which represented a decrease of 7.5% when comparing with the corresponding period. The decrease in turnover was attributable to the decrease in demand for LCD products during the current economic downturn. The gross profit ratio, however, increased from 11.8% in the corresponding period to 15.6% during the period, as a result of the success in controlling the costs of material and production during the period.

With a view to diversify our customer base and to increase our market share, we started to build up a strong marketing team to handle customer service. Accordingly, distribution cost increased while the administrative expenses remained relatively stable.

During the period, we would like to focus on our LCD and other profitable business and scaled down the operation of our PCB division. As a result, approximately HK$1.6 million was provided on the receivables and HK$1.4 million was written down on property, plant and equipment on our PCB business.

Net profit for the period amounted to HK$3.8 million which represented an increase of 8.8% over last year. The increase was mainly attributable to the improvement in gross profit ratio mentioned above.

Order book

Our commitment of providing LCD products with prompt delivery and the most competitive prices continues to enable us to gain support from customers. With mass production capacity, improved product quality and better customer service, our outstanding orders continue to increase. Monthly sales in both October and November 2001 exceeded HK$25 million which were higher than the average monthly sales of HK$22.9 million during April to September, 2001.

Prospect

A new production line costing approximately HK$20 million for producing high end LCD products is being installed at the moment and we expect the new line would be operational in early 2002. This additional line will further increase our production capacity by approximately 20% and can further improve our product quality. The cost of this new production line is wholly financed by our internal resources.

Employment and remuneration policy

As at 30th September, 2001, the Group employed 4,884 employees, of which 58 in Hong Kong and 4,826 in the PRC.

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory and voluntary provident fund scheme, share option scheme and medical insurance.

Liquidity and financial resources

The Group's working capital as at 30th September, 2001 amounted to HK$266 million. Current assets comprised inventories of HK$77.8 million, trade and other receivables of HK$74.8 million, other receivables, bank balances and cash of HK$171.3 million. The decrease in inventories was due to our goal of reducing our inventory level during the period.

As at 30th September, 2001, the Group had total assets of HK$413.2 million which were financed by current liabilities of HK$58.1 million and shareholders' equity of HK$355.1 million.

As at 30th September, 2001, the Group's current ratio as a ratio of current assets to current liabilities, was 5.57 (31st March, 2001: 5.28) and the gearing ratio, as a ratio of total liabilities to total assets, was 0.14 (31st March, 2001: 0.15), which showed further improvement in liquidity.

Bank borrowings amounted to HK$2,461,000 which related to trade finance and were not secured by any assets of the Group. As at 30th September, 2001, the Group did not have any material exposure to fluctuation in exchange rates.

DIRECTORS' INTERESTS IN SECURITIES

(i) Shares

At 30th September, 2001, the interests of the directors in the securities of the Company as recorded in the register maintained by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:-

	Number of shares and nature of interests	
	Personal Interests	**Corporate Interests**
Mr. Fang Hung, Kenneth	14,130,000	332,499,228 *(Note 1)*
Mr. Li Kwok Wai, Frankie	10,332,520	332,499,228 *(Note 1)*
Mr. Ling, Harry Ph.D.	–	350,000,000 *(Note 2)*
Mr. Chen Chin Tung, Daniel	–	350,000,000 (Note 2)

Notes:

1. These shares are held by Antrix Investment Limited, a company controlled by Mr. Fang Hung, Kenneth and Mr. Li Kwok Wai, Frankie.

2. These shares are held by Cando Corporation, a company in which Messrs. Ling, Harry Ph.D. and Chen Chin Tung, Daniel are shareholders.

(ii) SHARE OPTIONS

Details of the Options to subscribe for shares in the Company granted to the Directors, which are not exercised and outstanding as at 30th September, 2001 are as follows:

	Number of Share options	Expiry date	Exercise price per share HK$
Mr. Fang Hung, Kenneth	6,000,000	4th October 2002	0.20
Mr. Li Kwok Wai, Frankie	6,000,000	4th October 2002	0.20

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of directors, the register of substantial shareholders maintained by the Company pursuant to Section 16 (1) of the SDI Ordinance, discloses no person as having an interest of 10% or more of the issued share capital of the Company as at 30th September, 2001.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company has not compiled with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of securities of the Company or by any of its subsidiaries during the six months ended 30th September, 2001.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th December, 2001

億都（國際控股）有限公司（「本公司」）董事會公佈本公司及其附屬公司（「本集團」）截至二零零一年九月三十日止六個月之未經審核綜合業績。截至二零零一年九月三十日止六個月之中期報告已由本公司之審核委員會及核數師審閱。

簡明綜合收益表

	附註	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
營業額		**137,173**	148,349
銷售成本		**(115,739)**	(130,787)
毛利		**21,434**	17,562
其他收益		**3,483**	2,574
分銷成本		**(2,879)**	(1,750)
行政支出		**(15,168)**	(14,787)
已終止業務之虧損	4	**(3,021)**	–
經營溢利	5	**3,849**	3,599
融資成本		**(41)**	(100)
期內溢利淨額		**3,808**	3,499
每股盈利	8		
基本		**0.37港仙**	0.55港仙
攤薄		**0.37港仙**	0.52港仙

除溢利淨額外，期內概無已確認之收益或虧損。

簡明綜合資產負債表

	附註	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
非流動資產			
投資物業	9	**2,378**	–
物業、廠房及設備	10	**84,910**	87,038
會藉債券		**1,959**	1,959
		89,247	88,997
流動資產			
存貨		**77,813**	94,039
貿易及其他應收款項	11	**74,861**	62,378
銀行結存及現金		**171,259**	167,148
		323,933	323,565
流動負債			
貿易及其他應付款項	12及17	**55,471**	54,934
應付票據	13	**–**	2,894
税項負債		**193**	193
銀行借款，無抵押		**2,461**	3,294
		58,125	61,315
流動資產淨值		**265,808**	262,250
		355,055	351,247
資本及儲備			
股本	14	**203,676**	203,676
儲備	15	**151,379**	147,571
		355,055	351,247

簡明綜合現金流量表

	截至 二零零一年 九月三十日 止六個月 （未經審核） 千港元	截至 二零零零年 九月三十日 止六個月 （未經審核） 千港元
經營業務之現金流入（流出）淨額	**15,885**	(3,361)
投資回報及融資償還現金流入淨額	**2,911**	361
已付税項	**–**	(57)
投資活動現金流出淨額	**(13,852)**	(8,363)
現金及現金等值項目之增加（減少）	**4,944**	(11,420)
期初之現金及現金等值項目	**163,854**	25,775
期終之現金及現金等值項目	**168,798**	14,355
現金及現金等值項目結餘之分析		
銀行結存及現金	**171,259**	17,161
銀行借款，無抵押	**(2,461)**	(2,806)
	168,798	14,355

簡明財務報表附註

1. **編製基準**

本簡明財務報表已根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露規定及由香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。

2. **主要會計政策**

本簡明財務報表乃根據歷史成本慣例而編製。

所採用之會計政策與本集團截至二零零一年三月三十一日止年度之全年財務報表所採用者相符。

於本期間，本集團首次就物業投資採納下列會計準則：

投資物業

投資物業指持作可作投資之落成物業，任何租金收入乃按公平原則磋商釐訂。

投資物業乃按彼等由獨立專業估值師於年結日釐訂之公開市值列帳。任何因重估投資物業所產生之重估增加或減少乃計入或自投資物業重估儲備中扣除，除非儲備之結餘不足以抵銷重估減少，而倘重估減少較投資物業重估儲備多出之部分乃於損益表中扣除。倘之前已於損益表扣除之減少及日後產生之重估增加時，該增加計入損益表，直至先前扣除之減少部分。

在出售投資物業時，應計入該物業之投資業重估儲備之結餘轉撥入損益表。

概無就投資物業提撥準備，惟有關租期在20年或以下之未屆滿年期除外。

於本期間，本集團亦已首次採納若干條新及經修訂之會計實務準則，故需採納下列新會計政策。

分類報告

於本期間，本集團已更改界定可報告分類資料之基準為會計實務準則第26號「分類報告」所規定之基準。截至二零零零年九月三十日止六個月之分類披露已予修訂以按貫徹之基準呈列。

3. 分類資料

(a) 業務分類

截至九月三十日止六個月：

	液晶顯示屏		其他		總計	
	二零零一年 千港元 （未經審核）	二零零零年 千港元 （未經審核）	二零零一年 千港元 （未經審核）	二零零零年 千港元 （未經審核）	二零零一年 千港元 （未經審核）	二零零零年 千港元 （未經審核）
收益	**126,271**	142,294	**11,460**	8,187	**137,731**	150,481
業務所佔之溢利（虧損）	**6,866**	7,541	**(3,383)**	(1,989)	**3,483**	5,552
利息收入					**2,925**	442
未分配間接成本					**(2,559)**	(2,395)
融資成本					**(41)**	(100)
期內溢利淨額					**3,808**	3,499

(b) 地區分類

於兩個期間，本集團逾90%之收益及業務應佔溢利來自於香港之客戶銷售額，因此，並無呈列地區分析。

4. 已終止業務虧損

本集團之長期政策為將業務集中於銷售及製造液晶顯示屏，故本集團已為已終止業務作出下列撥備：

	截至二零零一年九月三十日止六個月 （未經審核） 千港元	截至二零零零年九月三十日止六個月 （未經審核） 千港元
呆壞賬撥備	**1,591**	–
物業、廠房及設備撇銷	**1,430**	–
	3,021	–

此業務之收益及應佔之業績包括上文附註3(a)中「其他」之業務分類分析。

倘已終止業務虧損3,021,000港元已在計算每股盈利時扣除，則本期間之基本及全面攤薄盈利將分別為0.67港仙及0.66港仙。

5. **經營溢利**

經營溢利經扣除（計入）下列各項：

	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
折舊	**7,613**	8,023
利息收入	**(2,925)**	(442)

6. **稅項**

由於本集團於兩個期間內並無估計應課稅溢利，故並無於簡明財務報表內就稅項作出撥備。

7. **股息**

董事會不建議派發於兩個期間之中期股息。

8. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算：

	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
用以計算每股基本及攤薄盈利之盈利	**3,808**	3,499
用以計算每股基本盈利之普通股加權平均數	**1,018,378,291**	640,489,631
購股權之攤薄影響	**11,290,362**	27,184,008
用以計算每股攤薄盈利之普通股加權平均數	**1,029,668,653**	667,673,639

9. **投資物業**

於本期內，本集團將其若干面值約2,378,000港元之土地及樓宇重列為2,378,000港元。

10. **添置物業、廠房及設備**

期內本集團動用約9,978,000港元（截至二零零零年九月三十日止六個月：2,231,000港元）添置物業、廠房及設備，以擴展其營運。

11. **貿易及其他應收款項**

本集團給予其貿易客戶平均30日至90日之信貸期。

以下為貿易應收款項於呈報日期之賬齡分析：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
30日內	**23,025**	23,461
31-60日	**19,621**	16,895
61-90日	**14,259**	9,009
91-120日	**8,090**	8,369
超過120日	**2,194**	1,185
貿易應收款項	**67,189**	58,919
其他應收款項	**7,672**	3,459
	74,861	62,378

12. **貿易及其他應付款項**

以下為貿易應付款項於呈報日期之賬齡分析：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
30日內	**4,733**	4,403
31-60日	**8,369**	3,728
61-90日	**2,140**	2,706
91-120日	**1,463**	5,602
超過120日	**4,440**	7,681
貿易應付款項	**21,145**	24,120
其他應付款項	**34,326**	30,814
	55,471	54,934

13. 應付票據

於結算日應付票據之賬齡分析如下：

	二零零一年九月三十日（未經審核）千港元	二零零零年三月三十一日（經審核）千港元
30日內	–	2,164
31-60日	–	730
	–	2,894

14. 股本

	股份數目 千股	金額 千港元
每股面值0.20港元之普通股		
法定股本：		
期初及期終	2,000,000	400,000
已發行及繳足股本：		
於二零零零年四月一日（經審核）	640,490	128,098
發行股份	377,889	75,578
於二零零一年三月三十一日（經審核）及於二零零一年九月三十日（未經審核）	1,018,379	203,676

15. 儲備

	股份溢價 千港元	特殊儲備 千港元	資本贖回儲備 千港元	累計（虧損）溢利 千港元	合計 千港元
於二零零零年四月一日（經審核）	77,508	2,125	1,347	(9,008)	71,972
發行股份產生溢價	70,000	–	–	–	70,000
發行股份開支	(205)	–	–	–	(205)
本年度溢利	–	–	–	5,804	5,804
於二零零一年三月三十一日及二零零一年四月一日（經審核）	147,303	2,125	1,347	(3,204)	147,571
本期間溢利淨額	–	–	–	3,808	3,808
於二零零一年九月三十日（未經審核）	147,303	2,125	1,347	604	151,379

16. 訴訟

就於本公司截至二零零一年三月三十一日止年度之財務報表附註31所披露之深圳天河建生股份有限公司與本公司之訴訟，於直至本報告日期止期間，概無重大進展。

根據本公司與有關各方於一九九七年四月十七日簽訂之借貸重組協議，以及本公司之股東Antrix Investment Limited（「Antrix」）與本公司於二零零一年三月三十一日訂立之賠償契據，上述未完結之訴訟之任何賠償最高達26,100,000港元，將最終由Antrix負擔及賠償。因此，本公司並無於簡明財務報表作出撥備。

17. 關連人士交易

(a) 期內，本集團向本公司之主要股東劍度股份有限公司購入394,000港元之物料（截至二零零零年九月三十日止六個月：無）。此等交易已按雙方同意之條款進行。

(b) 結欠劍度股份有限公司之金額為2,081,000港元（二零零一年三月三十一日：11,196,000港元），已於二零零一年九月三十日之資產負債表中呈列為「貿易及其他應付款項」。此筆款項為無抵押、免息及衍生自貿易。

18. 資本承擔

	二零零一年 九月三十日 （未經審核） 千港元	二零零一年 三月三十一日 （經審核） 千港元
已授權但並無在簡明財務報表中撥備之有關購買廠房及機器之資本開支	**4,632**	–

19. 結算日後事項

於二零零一年九月三十日後，本公司若干合資格員工行使購股權，按每股0.20港元之行使價認購25,184,880股本公司普通股，合共代價約5,037,000港元。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

獨立審閱報告

致億都(國際控股)有限公司董事會
(於百慕達註冊成立之有限公司)

緒言

吾等已根據 貴公司之指示審閱第1至第9頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則(「上市規則」)規定中期財務報告須根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及有關規定編製。編製中期財務報告乃董事之責任,並已由彼等審批。

審閱工作

吾等之審閱工作乃根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之聘任」進行。審閱工作主要包括對集團管理層作出查詢及運用分析性程序對中期報告作出分析,並據此評估所採用之會計政策及列報形式是否一致及貫徹地運用(除非已在中期財務報告內另作披露)。審閱工作並不包括審計程序(如測試內部監控系統及核實資產、負債及交易活動)。由於審閱之工作範圍較審計工作少,因此祗能提供較審計工作為低之確定程度。故吾等不會對中期財務報告作出審計意見。

審閱結論

根據吾等審閱(並不構成審計工作)之結果,吾等並不察覺須對截至二零零一年九月三十日止六個月之中期財務報告作出任何重大修改。

香港,二零零一年十二月十七日

管理層論述及分析

業務回顧

截至二零零一年九月三十日止六個月之營業額為137,000,000港元，較去年同期下跌7.5%。營業額下跌是由於現時經濟低迷，市場對LCD產品之需求下降。然而，毛利率則由去年同期之11.8%升至期內之15.6%，是由於期內成功控制物料及生產之成本所致。

為擴闊本公司之客戶基礎及提高市場佔有率，本公司成立市場銷售小組處理客戶服務。因此，分銷成本上升而行政費用則維持穩定。

期內，本公司將專注於LCD及其他有利可圖之業務，並將本公司之PCB業務之規模縮減，因此，本公司就PCB業務之應收款項撥備約1,600,000港元及就物業、廠房及設備撇銷1,400,000港元。

本期間之溢利淨額為3,800,000港元，較去年上升8.8%。此乃主要由於上述毛利率得以改善。

訂貨簿

本公司在提供LCD產品時，一向奉行交貨快捷以及價格相宜之承諾，此項承諾令本公司能繼續贏得客戶之支持。憑著龐大之生產力，本公司可改善產品質素及客戶服務，訂單數目仍持續增加。二零零一年十月及十一月兩個月之銷售額均超逾25,000,000港元，遠高於二零零一年四月至九月之每月平均銷售額22,900,000港元。

展望

本公司正安裝能生產高檔次LCD產品之全新生產線，其成本約為20,000,000港元，預期新生產線將於二零零二年初投產。此條新增之生產線可進一步提高本公司之生產力約20%，並進一步改善本公司之產品質素。此新生產線之成本全部由本公司之內部資源撥付。

僱員及薪酬政策

於二零零一年九月三十日，本集團僱用4,884名員工，其中58名位於香港，其餘4,826名位於中國。

薪酬政策及本集團員工之薪酬組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性及自願性公積金計劃、購股權計劃及醫療保險。

流動資金及財政資源

本集團於二零零一年九月三十日之營運資金為266,000,000元。流動資產包括77,800,000港元之存貨、74,800,000港元之貿易及其他應收款項、171,300,000港元之其他應收款項、銀行結存及現金。由於本公司降低存貨水平之目標，本集團於期內之存貨量下降。

於二零零一年九月三十日，本集團之總資產合共413,200,000港元，其資金來源於流動負債58,100,000港元及股東資金355,100,000港元。

於二零零一年九月三十日，本公司之流動比率，即流動資產與流動負債之比率為5.57（二零零一年三月三十一日：5.28），資產與負債比率，即總負債與總資產之比率為0.14（二零零一年三月三十一日：0.15），可見流動性方面大有改善。

銀行借貸約2,461,000港元，借貸乃與貿易融資有關，且並無以本集團任何資產擔保。於二零零一年九月三十日，本集團在匯率波動方面並無重大影響。

董事之證券權益

(i) 股份

於二零零一年九月三十日，本公司根據證券（披露權益）條例（「披露權益條例」）第29條置存之股東登記冊所示，本公司董事之證券權益如下：

	股份數目及權益性質	
	個人權益	公司權益
方鏗先生	14,130,000	332,499,228 *(附註1)*
李國偉先生	10,332,520	332,499,228 *(附註1)*
淩安海博士	—	350,000,000 *(附註2)*
陳慶棟先生	—	350,000,000 *(附註2)*

附註：

1. 該等股份由方鏗先生及李國偉先生控制之公司Antrix Investment Limited持有。

2. 該等股份由淩安海博士及陳慶棟先生擔任股東之公司劍度股份有限公司持有。

(ii) 購股權

授予董事以認購本公司股份，而於二零零一年九月三十日尚未行使之購股權詳情如下：

	購股權數目	到期日	每股行使價港元
方鏗先生	6,000,000	二零零二年十月四日	0.20
李國偉先生	6,000,000	二零零二年十月四日	0.20

主要股東

除上述所披露之董事權益外，按本公司根據披露權益條例第16(1)條之規定存置之主要股東登記冊所記錄，於二零零一年九月三十日並無任何人士擁有本公司已發行股本10%或以上之權益。

遵守最佳應用守則

本公司各董事均不知悉任何資料可合理顯示本公司並未遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無指定委任年期而須根據本公司之公司細則於股東週年大會上輪值退任及重選連任除外。

買賣及贖回上市證券

於截至二零零一年九月三十日止六個月，本公司或其任何附屬公司並無買賣或贖回其證券。

承董事會命
公司秘書
林錦祥

香港，二零零一年十二月十七日

中期報告 2001

截至二零零一年九月三十日止六個月



億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）